October 21, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: Peggy Kim

Re:	SEC Comment Letter dated October 17, 2008

Oscient Pharmaceuticals Corporation

Registration Statement on Form S-4, Amendment No. 1 filed on October 8, 2008

File No. 333-153394

Ladies and Gentlemen:

On behalf of Oscient Pharmaceuticals Company (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 17, 2008 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-153394) (the “Registration Statement”) filed with the Commission on October 8, 2008. For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated October 17, 2008 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

The Company is concurrently filing via EDGAR a complete copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”). A copy of the Amendment No. 2 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

For your convenience, the Company is also supplementally providing to the Staff copies of Amendment No. 2, which have been marked to show the changes from the Amendment No. 1 to the Registration Statement as filed on September 10, 2008.

– 2 –	October 21, 2008

Form S-4

1.	We note your response to comment 11 in our letter dated September 23, 2008. Please revise this section to clarify that the tax discussion in the prospectus constitutes counsel’s opinion, as Exhibit 8 indicates. In addition, we note that in counsel’s opinion, it is more likely than not that the Exchange should qualify as a tax-free exchange. Please revise, here and in your risk factor disclosure, to describe the reason for doubt and the degree of uncertainty.

In response to comment 1, we have revised the disclosure to clarify that the tax discussion in the prospectus constitutes counsel’s opinion. In addition, we have revised the tax discussion and the risk factor disclosure on page 43 to describe the reason for the doubt and the degree of uncertainty associated with the opinion.

Exhibit 5.1

Tax consequences, page 8

2.	Please provide a draft copy of the legal opinion for our review, or file the opinion as an exhibit with your next amendment.

In response to comment 2, we confirm that we will file a form of legal opinion as an exhibit to the next amendment to the Registration Statement.

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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call Patrick O’Brien at (617) 951-7527.

Very truly yours,

/s/    Patrick O’Brien

Patrick O’Brien